SUB-ITEM 77K:  Changes in registrant’s certifying accountant

On February 28, 2017, the Board of Trustees of Wilshire Variable Insurance Trust (the “Trust”) approved the appointment of Cohen & Company Ltd. as the independent registered public accounting for the Trust for their fiscal year ending December 31, 2017. On February 28, 2017, the Board of Trustees dismissed PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm effective March 1, 2017.  The PwC reports on the Trust’s financial statements for the fiscal years ended December 31, 2015 and December 31, 2016 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended December 31, 2015 and December 31, 2016 and the subsequent interim period through February 28, 2017, there were (i) no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of PwC, would have caused them to refer to the subject matter of such disagreements in their reports on the financial statements for such fiscal years and (ii) no reportable events as that term is described in Item 304 (a)(1)(v) of Regulation S-K.

The Trust requested that PwC furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter, dated August 29, 2017 is filed as an exhibit to this Form N-SAR-A.